UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

33 Irving Place, New York ,NY 10003

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events- Submission of Matters to a Vote of Security Holders.

On September 8, 2021, Bit Digital, Inc. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”). The following matters were submitted to a vote of the Company’s shareholders at the Meeting:

1.       That the authorised share capital of the Company be increased from US$1,500,000 consisting of 140,000,000 Ordinary Shares of US$0.01 each and 10,000,000 Preference Shares of US$0.01 each, to US$3,500,000 consisting of 340,000,000 Ordinary Shares of US$0.01 and 10,000,000 Preference Shares of US$0.01 each;

2.       That the Company be authorised to enter into a second 2021 omnibus equity incentive plan pursuant to which the Company may offer up to 5,000,000 Ordinary Shares to selected employees of and consultants to the Company and its subsidiaries the opportunity to acquire or increase equity ownership in the Company; and

3.       To transact any other business that is properly brought before the General Meeting or any adjournment or postponement thereof.

At the Meeting, a total of 53,668,423 ordinary shares (including 50,000,000 votes by preference shares) of the Company voted in person or by proxy, out of 103,990,764 (51.61%) ordinary shares entitled to vote at the Meeting. Set forth below are the number of votes cast for, against, abstained or withheld, as to each matter:

	For	Against	Abstained/Withheld

Proposal 1
To amend the Company’s authorised share capital to provide for a share capital increase.	53,280,098	363,056	25,179

Proposal 2
To approve the second 2021 Omnibus Equity Incentive Plan	53,432,940	209,981	25,502

Proposal 3
Other Business	52,117,534	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: September 10, 2021

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